Exhibit 99.1

InMode Reports Fourth Quarter and Full Year 2023 Financial Results; Quarterly Revenue of
$126.8M and Record Full Year Revenue of $492M

YOKNEAM, Israel, Feb. 13, 2024- InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Highlights:
●	Quarterly revenue of $126.8 million, compared to $133.6 in the fourth quarter of 2022.
●	Quarterly revenues from consumables and service of $20.5 million, an increase of 20% compared to the fourth quarter of 2022.
●	Total cash position of $741.6 million as of December 31, 2023, including cash and cash equivalents, marketable securities, and short-term bank deposits.

Full Year 2023 Highlights:
●	Record full year revenue of $492 million, a year-over-year increase of 8%.
●	Record GAAP net income of $197.9 million, compared to $161.5 million in 2022; record *non-GAAP net income of $221.5 million, compared to $207.5 million in 2022.
●	18% increase in international (non-U.S.) revenues as compared to 2022.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2023	Q4 2022	FY 2023	FY 2022
Revenues	$126,781	$133,571	$492,048	$454,271
Gross Margins	84%	84%	84%	84%
Net Income	$55,165	$37,708	$197,919	$161,520
Earnings per Diluted Share	$0.64	$0.44	$2.30	$1.89
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2023	Q4 2022	FY 2023	FY 2022
Gross Margins	84%	85%	84%	84%
Net Income	$61,487	$66,370	$221,519	$207,486
Earnings per Diluted Share	$0.71	$0.78	$2.57	$2.42

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.in 2022 The Company applied the provisions of the amendment to the Investment Law to its exempt profits accrued prior to 2020 and made a one-time payment of $12.0 million to the Israeli Tax Authority. In addition, the Company reached agreement with the Israeli Tax Authority under which the Company paid during January 2023 approximately $14.3 million on its undistributed exempt income for the year ended December 31, 2021. As a result, approximately $313.2 million of the Company’s undistributed exempt income for years 2012 through 2021 may be distributed or used by the Company without being subject to additional corporate tax.

Management Comments

“In 2023, particularly the latter half, we saw challenges both for InMode and the aesthetics industry, including the surgical aesthetic sector,” said Moshe Mizrahy, Chairman and Chief Executive Officer. “However, we successfully introduced two exciting platforms, Define and Envision, which gained substantial market traction.

“Looking ahead, we plan to launch 2 new platforms this year and believe that our market share will continue to grow as we introduce new and innovative technologies for minimally invasive aesthetics treatments. Our unique technology and continued commitment to bringing new platforms to market are pivotal in establishing InMode as a global leader in the aesthetics medical device industry worldwide,” Moshe Mizrahy concluded.

Fourth Quarter and Full Year 2023 Financial Results

Total revenues for the fourth quarter of 2023 reached $126.8 million, compared to $133.6 in the fourth quarter of 2022. Total revenues for 2023 were $492 million, an increase of 8% as compared to 2022. This increase was primarily attributable to the growth in our consumables sales and our expansion in international markets, with international revenues growing 18% year over year.

GAAP gross margin for the fourth quarter of 2023 and 2022 was 84%. *Non-GAAP gross margin for the fourth quarter of 2023 was 84% compared to a gross margin of 85% for the fourth quarter 2022. GAAP and *Non-GAAP gross margin for 2023 and 2022 was 84%.

GAAP operating margin for the fourth quarter of 2023 was 40%, compared to an operating margin of 45% in the fourth quarter of 2022. *Non-GAAP operating margin for the fourth quarter of 2023 was 45% compared to 50% for the fourth quarter of 2022. GAAP operating margin for 2023 was 40%, compared to the operating margin of 44% in 2022. *Non-GAAP operating margin for 2023 was 45%, compared to the operating margin of 49% in the full year of 2022. This decrease was primarily attributable to higher sales and marketing expenses, mainly because of the addition of new sales representatives, higher travel expenses, as well as investment in direct-to-consumer advertising campaigns and hosting in-person events to support the company's growth projections.

InMode reported GAAP net income of $55.2 million, or $0.64 per diluted share, in the fourth quarter of 2023, compared to $37.7 million, or $0.44 per diluted share, in the fourth quarter of 2022. On a *non-GAAP basis, InMode reported net income of $61.5 million, or $0.71 per diluted share, in the fourth quarter of 2023, compared to $66.4 million, or $0.78 per diluted share, in the fourth quarter of 2022. GAAP net income of $197.9 million, or $2.3 per diluted share, in 2023. This is compared with GAAP net income of $161.5 million, or $1.89 per diluted share, in 2022. On a *non-GAAP basis, InMode reported net income of $221.5 million, or $2.57 per diluted share, in the full year of 2023, compared to net income of $207.5 million, or $2.42 per diluted share, in the full year of 2022.

As of December 31, 2023, InMode had cash and cash equivalents, marketable securities, and short-term bank deposits of $741.6 million.

2024 Financial Outlook

Management provided an outlook for the full year of 2024 ending December 31, 2024. Based on current estimates, management expects:

●	Revenue between $495 million and $505 million

●	*Non-GAAP gross margin between 83% and 85%

●	*Non-GAAP income from operations between $217 million and $222 million

●	*Non-GAAP earnings per diluted share between $2.53 and $2.57

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments. in 2022 The Company applied the provisions of the amendment to the Investment Law to its exempt profits accrued prior to 2020 and made a one-time payment of $12.0 million to the Israeli Tax Authority. In addition, the Company reached agreement with the Israeli Tax Authority under which the Company paid during January 2023 approximately $14.3 million on its undistributed exempt income for the year ended December 31, 2021. As a result, approximately $313.2 million of the Company’s undistributed exempt income for years 2012 through 2021 may be distributed or used by the Company without being subject to additional corporate tax.

The Current Situation in Israel

Regarding the current situation in Israel, management would like to assure investors that the Company is prioritizing the safety and well-being of its employees, and all its team are safe. InMode doesn’t anticipate any significant interruption or delay in production or shipment. InMode’s inventory levels globally and in Israel are adequate and include components and subassemblies for at least 6 months.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, February 13, 2024, at 8:30 a.m. Eastern Time to discuss the fourth quarter 2023 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10185217/fb446e05e4.
Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=6h4ExUgZ
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from February 13, 2024, at 12 p.m. Eastern Time to February 27, 2024, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 6723856

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodeinvestors.com/.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance, including the 2024 revenue projection described above. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2023, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
REVENUES	126,781	133,571	492,048	454,271
COST OF REVENUES	20,264	21,002	80,708	73,485
GROSS PROFIT	106,517	112,569	411,340	380,786
OPERATING EXPENSES:
Research and development	3,473	3,261	13,410	12,425
Sales and marketing	49,451	47,012	193,042	160,576
General and administrative	2,349	2,398	9,228	9,931
TOTAL OPERATING EXPENSES	55,273	52,671	215,680	182,932
INCOME FROM OPERATIONS	51,244	59,898	195,660	197,854
Finance income, net	8,920	3,962	21,607	3,612
INCOME BEFORE TAXES	60,164	63,860	217,267	201,466
INCOME TAXES	4,999	26,152	19,348	39,946
NET INCOME	55,165	37,708	197,919	161,520

NET INCOME PER SHARE:
Basic	0.66	0.46	2.37	1.96
Diluted	0.64	0.44	2.30	1.89
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,862	82,449	83,534	82,482
Diluted	85,835	85,288	85,954	85,404

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	December 31, 2023	December 31, 2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	144,411	97,540
Marketable securities (amortized cost of $375,829 and $384,320, as of December 31, 2023 and 2022, respectively)	373,647	374,589
Short-term bank deposits	223,547	75,254
Accounts receivable, net of allowance for credit losses of $1,538 and $836, as of December 31, 2023 and 2022, respectively	42,362	26,997
Other receivables	16,268	15,094
Inventories	45,095	39,897
TOTAL CURRENT ASSETS	845,330	629,371
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses of $716 and $482 as of December 31, 2023 and 2022, respectively	3,670	3,973
Deferred income tax asset, net	1,506	3,094
Operating lease right-of-use assets	9,698	5,073
Property and equipment, net	2,382	2,298
Other investments	700	600
TOTAL NON-CURRENT ASSETS	17,956	15,038
TOTAL ASSETS	863,286	644,409
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	13,966	16,242
Contract liabilities	10,923	13,798
Other liabilities	39,247	51,980
TOTAL CURRENT LIABILITIES	64,136	82,020
NON-CURRENT LIABILITIES:
Contract liabilities	3,766	3,959
Other liabilities	1,399	303
Operating lease liabilities	6,613	3,509
TOTAL NON-CURRENT LIABILITIES	11,778	7,771
TOTAL LIABILITIES	75,914	89,791

TOTAL SHAREHOLDERS’ EQUITY	787,372	554,618
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	863,286	644,409

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	55,165	37,708	197,919	161,520
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122	218	623	680
Share-based compensation expenses	6,322	7,148	23,600	24,452
Allowance for doubtful accounts	355	47	1,020	449
Loss on marketable securities, net	-	22	-	71
Finance expenses (income), net	(1,581)	(2,737)	(4,714)	(1,210)
Deferred income taxes, net	(30)	(72)	(184)	84
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	377	805	(16,084)	(10,415)
Decrease (increase) in other receivables	3,143	(1,081)	(2,224)	(1,787)
Increase in inventories	(5,106)	(4,087)	(5,198)	(18,871)
Increase (decrease) in accounts payable	1,633	2,946	(2,276)	7,463
Increase (decrease) in other liabilities	204	14,575	(12,588)	17,941
Increase (decrease) in contract liabilities	562	1,660	(3,068)	1,201
Net cash provided by operating activities	61,166	57,152	176,826	181,578
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(67,101)	-	(233,241)	(93,701)
Proceeds from short-term deposits	-	-	85,090	73,090
Purchase of fixed assets	(21)	(328)	(705)	(1,575)
Other investments	(100)	-	(100)	-
Purchase of marketable securities	(52,527)	(70,944)	(245,337)	(168,680)
Proceeds from sale of marketable securities	5,000	-	5,000	2,303
Proceeds from maturity of marketable securities	63,159	32,997	253,229	79,089
Net cash used in investing activities	(51,590)	(38,275)	(136,064)	(109,474)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	-	-	(42,637)
Exercise of options	275	637	5,504	1,552
Net cash provided by (used in) financing activities	275	637	5,504	(41,085)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	827	978	605	(1,615)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,678	20,492	46,871	29,404
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	133,733	77,048	97,540	68,136
CASH AND CASH EQUIVALENTS AT END OF PERIOD	144,411	97,540	144,411	97,540

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,				Year ended December 31,
	2023		2022		2023		2022
Revenues by Category:

Capital Equipment revenues - United States	69,253	55%	80,352	60%	260,801	53%	260,992	58%
Capital Equipment revenues - International	37,004	29%	36,094	27%	151,288	31%	133,220	29%
Total Capital Equipment revenues	106,257	84%	116,446	87%	412,089	84%	394,212	87%
Consumables and service revenues	20,524	16%	17,125	13%	79,959	16%	60,059	13%
Total Net Revenue	126,781	100%	133,571	100%	492,048	100%	454,271	100%

	Three months ended December 31,						Year ended December 31,
	2023			2022			2023			2022
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	84	80	83	86	76	83	86	77	83	85	74	81
Hands-Free	12	4	9	11	4	9	11	5	8	12	6	10
Non-Invasive	4	16	8	3	20	8	3	18	9	3	20	9
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31, 2023			Three months ended December 31, 2022
	GAAP	share Based Compensation	Non-GAAP	GAAP	share Based Compensation	Undistributed Exempt Income	Non-GAAP
REVENUES	126,781	-	126,781	133,571	-	-	133,571
COST OF REVENUES	20,264	(573)	19,691	21,002	(553)	-	20,449
GROSS PROFIT	106,517	573	107,090	112,569	553		113,122
OPERATING EXPENSES:
Research and development	3,473	(665)	2,808	3,261	(918)	-	2,343
Sales and marketing	49,451	(4,611)	44,840	47,012	(5,069)	-	41,943
General and administrative	2,349	(473)	1,876	2,398	(608)	-	1,790
TOTAL OPERATING EXPENSES	55,273	(5,749)	49,524	52,671	(6,595)	-	46,076
INCOME FROM OPERATIONS	51,244	6,322	57,566	59,898	7,148		67,046
Finance income, net	8,920	-	8,920	3,962	-	-	3,962
INCOME BEFORE TAXES	60,164	6,322	66,486	63,860	7,148		71,008
INCOME TAXES	4,999	-	4,999	26,152	-	(21,514)	4,638
NET INCOME	55,165	6,322	61,487	37,708	7,148	21,514	66,370

NET INCOME PER SHARE:
Basic	0.66		0.73	0.46			0.80
Diluted	0.64		0.71	0.44			0.78
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,862		83,862	82,449			82,449
Diluted	85,835		86,196	85,288			85,515

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Year Ended December 31, 2023				Year Ended December 31, 2022
	GAAP	share Based Compensation	Non-GAAP	GAAP	share Based Compensation	Undistributed Exempt Income	Non-GAAP
REVENUES	492,048	-	492,048	454,271	-	-	454,271
COST OF REVENUES	80,708	(2,046)	78,662	73,485	(1,917)	-	71,568
GROSS PROFIT	411,340	2,046	413,386	380,786	1,917	-	382,703
OPERATING EXPENSES:
Research and development	13,410	(2,652)	10,758	12,425	(3,166)	-	9,259
Sales and marketing	193,042	(17,167)	175,875	160,576	(17,302)	-	143,274
General and administrative	9,228	(1,735)	7,493	9,931	(2,067)	-	7,864
TOTAL OPERATING EXPENSES	215,680	(21,554)	194,126	182,932	(22,535)	-	160,397
INCOME FROM OPERATIONS	195,660	23,600	219,260	197,854	24,452	-	222,306
Finance income, net	21,607	-	21,607	3,612	-	-	3,612
INCOME BEFORE TAXES	217,267	23,600	240,867	201,466	24,452	-	225,918
INCOME TAXES (TAX BENEFIT)	19,348	-	19,348	39,946	-	(21,514)	18,432
NET INCOME	197,919	23,600	221,519	161,520	24,452	21,514	207,486

NET INCOME PER SHARE:
Basic	2.37		2.65	1.96			2.52
Diluted	2.30		2.57	1.89			2.42
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	83,534		83,534	82,482			82,482
Diluted	85,954		86,177	85,404			85,628